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Consent of Independent Registered Public Accounting Firm
The Board of Directors
Pembina Pipeline Corporation:

We consent to the use of:
•our report dated February 26, 2026, on the consolidated financial statements of Pembina Pipeline Corporation (the "Entity") which comprise the consolidated statements of financial position as at December 31, 2025 and December 31, 2024, the related consolidated statements of earnings and comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes (collectively the "consolidated financial statements"), and
•our report dated February 26, 2026 on the effectiveness of the Entity's internal control over financial reporting as at December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2025.
We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-276023 on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants
February 26, 2026
Calgary, Canada
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.